[GRAPHIC OMITTED]

Joao Cox                        Leonardo Dias
Chief Financial Officer         Investor Relations Manger
& CEO OF OPERATING COMPANY      Ldias@telepart.com.br
Jcox@telepart.com.br            Phone: (55 61) 429-5673
PHone: (55 61) 429 - 5600


TELEMIG CELULAR PARTICIPACOES S.A.
REPORTS SECOND QUARTER 2004 RESULTS

- Ericsson selected as the main provider of the GSM network (GPRS/EDGE)
- EBITDA margin at 45% of net service revenues for the quarter
- Strong positive free cash flow of R$120.3 million for the quarter, leading to a positive cash position of R$312.1 million


Brasilia, July 29, 2004 - Telemig Celular Participacoes S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of cellular telecommunications services in the State of Minas Gerais, today announced its second quarter of 2004 results. The Company registered net additions of 108,736 for the quarter, increasing the client base to 2,519,139. EBITDA reached R$124.9 million in the 2Q04, representing 45.0% of net service revenues.

Operating Highlights:

Net additions of 108,736 customers in 2Q04
--------------------------------------------------------------------------------

The Company's customer base reached 2,519,139 during the second quarter of 2004, representing a 24% increase over the same quarter of the previous year. Net additions increased 43% when compared to the 2Q03, amounting to 108,736 for the quarter.

For the second quarter of 2004, prepaid net additions were 87,456, bringing the total prepaid base to 1,785,602 or 71% of the total base. The postpaid base increased by 21,280 customers, ending the quarter with 733,537 customers or 29% of the total base. Despite the increasingly competitive environment, this was the fifth consecutive quarter with positive net additions to the postpaid base.

                               CLIENT BASE (000s)


                2Q03           3Q03           4Q03           1Q04           2Q04

Prepaid        1,367          1,490          1,614          1,698          1,786
Postpaid         668            680            708            712            734
               2,034          2,170          2,322          2,410          2,519



www.telemigholding.com.br

Blended annualized churn rate of 31% in the 2Q04
--------------------------------------------------------------------------------

For the second quarter of the year, the blended annualized churn rate increased to 31% from the 27% registered in the 1Q04 due to higher churn rates in prepaid segment. When compared to the previous quarter, the annualized prepaid churn rate increased to 34% from 30%. This increase is associated with the profile of clients acquired in the end of 2003. For the postpaid segment, annualized churn rate remained fairly stable at 23% as compared to 22% registered in the 1Q04.


                             CHURN RATE (annualized)


                2Q03           3Q03           4Q03           1Q04           2Q04

Postpaid         21%            22%            22%            22%            23%
Prepaid          34%            17%            32%            30%            34%
Blended          30%            19%            29%            27%            31%




Operating revenues
--------------------------------------------------------------------------------

Net service revenues totaled R$277.7 million for the quarter, an increase of R$7.6 million or 3% over the previous quarter, due to the 4% increase in total traffic (7% increase in outgoing traffic and 1% increase in incoming traffic). When compared to the same quarter of the previous year, net service revenues have increased by 14%.

Net equipment revenues for the quarter totaled R$27.2 million, an increase of 44% when compared to the 1Q04. This increase was already expected due to higher equipment sales during the Mothers' Day and Valentine's Day sales campaigns.

As a result, total net revenues were R$304.8 million for the quarter, 5% higher when compared to the previous quarter and 16% higher when compared to the same quarter of 2003.

For the second quarter of the year, handset subsidies for client acquisitions were R$9.2 million or R$30.8 per gross addition, as compared to R$3.0 million or R$11.9 per gross addition registered in the 1Q04. This increase was a direct result of the aforementioned Mother's Day and Valentine's Day sales campaigns and the intensifying competition in the market.

Operating costs and expenses
--------------------------------------------------------------------------------

Cost of services for the second quarter of 2004 totaled R$82.7 million, 7% higher when compared to the previous quarter. This difference is largely related to the above-mentioned increase in outgoing traffic that led to higher interconnection costs.

Selling and marketing expenses for the quarter totaled R$39.6 million, up 20% quarter-over-quarter. This increase is associated to higher commission expenses and increased advertising expenses due to higher gross additions in the quarter as a result of sales campaigns. Selling and marketing expenses as a percentage of net service revenues remained fairly stable at 14% as compared to 15% registered in the same quarter of last year.


www.telemigholding.com.br
                                                 2nd Quarter 2004 Results - 2/13

Customer acquisition costs for the second quarter of 2004 increased to R$114 from the R$97 reported in the 1Q04, but remained at a controlled level. This increase can be primarily attributed to greater sales efforts during the second quarter as well as the higher percentage of postpaid customers added during the period.

Retention costs as a percentage of net service revenues increased to 9.3% in the 2Q04 when compared to the 7.7% registered in the 1Q04. When compared to the same quarter of the previous year, retention costs as a percentage of net services revenues have slightly increased by 0.7 p.p.

G&A remained fairly stable at 5.5% of net service revenues (R$15.3 million) when compared to the 5.6% reported in the previous quarter and 5.4% registered for the same quarter of the previous year.

Bad debt, as a percentage of net service revenues, remained at low levels reaching 2.1% when compared to the 2.3% registered in the previous quarter. When calculated against total net revenues, bad debt reached 1.9% during the 2Q04.

                                    BAD DEBT



                               2Q03       3Q03       4Q03       1Q04      2Q04

% of net service revenues      1.3%       1.8%       0.6%       2.3%      2.1%
% of total net revenues        1.2%       1.6%       0.5%       2.2%      1.9%




Average revenue per user (ARPU)
--------------------------------------------------------------------------------

Postpaid MOU (minutes of use) for the 2Q04 totaled 199, representing a 4% increase when compared to the 192 registered in the previous quarter. This increase is associated with seasonality and the Mothers' Day and Valentine's Day sales promotions that offered free outgoing minutes to clients. As a result, postpaid ARPU (average revenue per user) remained stable at R$82.8 in the 2Q04.

Prepaid MOU remained fairly stable at 37 in the second quarter of the year, as compared to 38 registered in the 1Q04. As a result, prepaid ARPU reached R$16.2 in the 2Q04, remaining fairly stable when compared to the R$16.7 registered in the previous quarter.

As a consequence, blended ARPU for the 2Q04 reached R$35.8 compared to the R$36.5 registered in the first quarter of 2004.

It should be noted that the second quarter of the year fully reflected the interconnection tariff increase, which became effective on February 9, 2004.

                                    ARPU (R$)

                2Q03           3Q03           4Q03           1Q04           2Q04

Postpaid        77.3           80.1           85.9           82.8           82.8
Prepaid         20.4           18.4           18.6           16.7           16.2
Blended         39.3           38.1           39.5           36.5           35.8





www.telemigholding.com.br
                                                 2nd Quarter 2004 Results - 3/13

Market share estimated at 53% in the 2Q04
--------------------------------------------------------------------------------

Market share was estimated at 53% when compared to the 56% registered in the previous quarter. Gross sales share for the 2Q04 was an estimated 44%.


EBITDA margin of 45.0% of net service revenues for the quarter
--------------------------------------------------------------------------------

EBITDA and EBITDA margin (excluding handsets) for the second quarter of 2004 reached R$124.9 million and 45.0%, respectively, compared to the R$134.9 million and 50.0% registered in the previous quarter. Year-to-date EBITDA and EBITDA margin reached R$259.8 million and 47.4%, respectively. When compared to 2003 year-to-date figures, EBITDA increased by 12% or R$29 million.

                              EBITDA (R$ millions)

                       2Q03         3Q03         4Q03         1Q04        2Q04

EBITDA                 122.1        123.9        134.5        134.9       124.9
EBITDA Margin           50.0%        49.0%        48.9%        50.0%       45.0%




Depreciation and amortization
--------------------------------------------------------------------------------

For the 2Q04, depreciation and amortization expenses reached R$59.2 million. Year-to-date depreciation and amortization expenses reached R$119.9 million. When compared to 2003 year-to-date figures, depreciation and amortization expenses increased by 24% or R$24 million. This increase reflects a change in the depreciation rate of the TDMA network conducted in the 4Q03, increasing it from 12.5% p.a. to 25.0% p.a.



Net financial expense of R$3.1 million for the quarter
--------------------------------------------------------------------------------

                                                      R$ millions
                                                    1Q04                   2Q04
Interest Expense (a)                               (23.4)                 (22.2)
Interest Income (b)                                 35.6                   56.6
Foreign Exchange Gain (Loss) (c)                    (8.3)                 (37.5)
                                           ---------------       ---------------
Net Financial Income (Expense)                       3.9                   (3.1)

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.



www.telemigholding.com.br
                                                 2nd Quarter 2004 Results - 4/13

             DETAILED FINANCIAL EXPENSE INFORMATION (NET OF TAXES*)

                                                                R$ millions
                                                                1Q04        2Q04
  Expense related to debt denominated in foreign currency      (19.2)     (49.6)
  Gain (loss) on hedging operations                             (0.6)      17.5
                                                              --------  --------
  Sub-total                                                    (19.8)     (32.1)
  Expense related to debt denominated in Reais                  (3.7)      (3.1)
                                                              --------  --------
  Financial expense (debt related)                             (23.5)     (35.2)
  Net financial expense (not related to debt)**                 (3.3)       0.1
                                                              --------  --------
  Sub-total                                                    (26.8)     (35.1)
  Interest income - cash from investing activities              30.6       32.0
                                                              --------  --------
  Net Financial Expense (Income)                                 3.9       (3.1)

*  Net of PIS/COFINS on interest income.
** Net financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.



Net income of R$39.7 million for the quarter
--------------------------------------------------------------------------------

The Company posted a net profit of R$39.7 million or R$2.269 per ADS (R$0.113 per thousand shares) for the 2Q04. Year-to-date net profit reached R$72.4 million or R$4.139 per ADS (R$0.207 per thousand shares).


Negative net debt of R$312.1 million
--------------------------------------------------------------------------------

Improvements in the Company's cash position (R$914.1 million) and accounts receivable from hedging operations (R$58.7 million) resulted in a negative net debt of R$312.1 million as of June 30, 2004.

                             NET DEBT (R$ millions)

                        2Q03         3Q03         4Q03         1Q04        2Q04

                        (34)         (117)        (191)        (273)       (312)



Total debt of R$660.7 million in the 2Q04
--------------------------------------------------------------------------------

At the end of the quarter, total debt was R$660.7 million, with 87% denominated in foreign currencies (80% denominated in U.S. Dollars and 6% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currencies, 58% was hedged at the end of the quarter.



www.telemigholding.com.br
                                                 2nd Quarter 2004 Results - 5/13

Investments totaled R$17.6 million for the quarter
--------------------------------------------------------------------------------

During the second quarter of 2004, Telemig Celular's capital expenditures were R$17.6 million. Year-to-date, capital expenditures were R$40.7 million. It should be noted that this level of capital expenditure has not impacted the Company's ability to provide quality service or support traffic demand.

CAPEX breakdown
--------------------------------------------------------------------------------

     CAPEX (R$ millions)    2Q03        3Q03        4Q03        1Q04        2Q04
Network                      3.0         5.6        16.1        16.2         8.9
IS/IT                        8.7         9.2         9.7         6.6         5.7
Others                       0.6         1.2         1.0         0.4         3.0
T O T A L                   12.3        16.0        26.8        23.2        17.6



Debt payment schedule
--------------------------------------------------------------------------------


          Year                  R$ millions        % denominated in
                                                   foreign currency
       2004                          107.1                   71%
       2005                          240.0                   76%
       2006                           64.9                  100%
       2007                            0.1                  100%
       2008                             --                    --
       2009                          248.6                  100%
       Total                         660.7                   87%



Strong positive free cash flow
--------------------------------------------------------------------------------

Free cash flow for the quarter was a positive R$120.3 million, representing an increase in free cash flow of R$47.6 million when compared to the previous quarter. Year-to-date, free cash flow amounted to a positive R$193.0 million.



Solid financial ratios
--------------------------------------------------------------------------------

            Ratios               2Q03      3Q03      4Q03      1Q04      2Q04
Net Debt/EBITDA (1)               (0.08)    (0.26)    (0.39)    (0.53)    (0.60)
Net Debt/Total Assets               (2%)      (7%)     (11%)     (14%)     (16%)
Interest Coverage Ratio (1)          6.2       6.9       9.6      10.2      12.0
Current Liquidity Ratio              2.2       2.5       2.3       2.9       3.2
(1) Last twelve months




www.telemigholding.com.br
                                                 2nd Quarter 2004 Results - 6/13

GSM Network
--------------------------------------------------------------------------------

Telemig Celular has chosen Ericsson as the main provider of the GSM (voice) /GPRS/EDGE (data) core and cell sites (BTSs) for the new network. These are the most technologically advanced equipments available in the market and they are already prepared for the 3G mobile systems.

SMP Rules
--------------------------------------------------------------------------------

As of August 1, Telemig Celular will have fully implemented the rules of the Personal Mobile Service Contract (Servico Movel Pessoal - SMP). The Company will start offering the long distance carrier coding selection (Codigo de Selecao de Prestadora - CSP) option to its clients. Telemig Celular has entered into an agreement with Brasil Telecom to maintain the rates of long distance calls within the Company's service area at the same rate of local calls, if the "14" (Brasil Telecom's code number) is chosen by its clients. Additionally, the Company will start to account for its mobile-to-mobile traffic (within the same area code) according to the Bill & Keep rule.

Awards/Recognition
--------------------------------------------------------------------------------

Customer Service

- Once again Telemig Celular won the Annual "Consumidor Moderno Award in Excellence of Customer Service" in the regional cellular sector category. This was the fifth consecutive time that the Company won the award.

Social Responsibility

- The Company's Institute ("Instituto Telemig Celular") was one of the winners of the 3rd Annual "Marketing Best Social Responsibility Award", with "Projeto Pro-FIA", which aims to strengthen the Councils for the Rights of Children and Adolescents in the State of Minas Gerais.

- Project "Pro-FIA ", of the Company's Institute ("Instituto Telemig Celular") also won Citizen Award of Telecom 2004 Yearbook, in the category Social Action.

Institutional

- Telemig Celular is ranked as one of the top 30 entrepreneurial companies in the country. This award was given by Corporate Entrepreneurship Rankings from Exame Magazine.

- Telemig Celular has the most successful technology in the communications sector in the country, according to the INFO 200 prize.


Outlook
--------------------------------------------------------------------------------

For the third quarter of 2004, Telemig Celular expects to maintain gross sales share at approximately 45%. Net additions are expected to come primarily from prepaid customers. ARPUs should decrease for both postpaid and prepaid clients as a result of the adoption of the Bill & Keep method. Bad debt level, as a percentage of net service revenues, is expected to be approximately 2.0% to 2.5.

Telemig Celular expects mobile penetration, within the Company's area, to increase from the current level of 28% to 30-32% by year-end.


www.telemigholding.com.br
                                                 2nd Quarter 2004 Results - 7/13

                               *******************










For additional information please contact:

                       Telemig Celular Participacoes S.A.
                          Investor Relations Department
                Leonardo Dias / Renata Pantoja / Fernanda Ribeiro
                       Phones: (55 61) 429-5673/5616/5617
                              Fax: (55 61) 429-5626
                           E-mail: ri@telepart.com.br





This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.





www.telemigholding.com.br
                                                 2nd Quarter 2004 Results - 8/13


                                                     OPERATIONAL DATA
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                      2003                                2004
                                                      ----                                ----                        Var. %
                                      2nd Quarter  3rd Quarer   4th Quarter  1st Quarter  2nd Quarter      YTD      (2Q04/1Q04)
                                      -----------  ----------   -----------  -----------  -----------      ---      -----------

   Licensed Pops (in millions)              16.8         16.8         16.8         16.8         16.8         16.8          0.0%
===================================================================================================================================
   Clients                             2,034,482    2,170,117    2,321,620    2,410,403    2,519,139    2,519,139          4.5%
    Postpaid                             667,682      680,443      707,835      712,257      733,537      733,537          3.0%
    Prepaid                            1,366,800    1,489,674    1,613,785    1,698,146    1,785,602    1,785,602          5.2%
===================================================================================================================================
   MOU Incoming
    Postpaid                                  64           61           65           59           58           59         -2.5%
    Prepaid                                   42           36           35           29           28           29         -3.1%
   MOU Outgoing
    Postpaid                                 124          134          148          133          141          137          6.2%
    Prepaid                                   10           10           12            9            9            9         -4.8%
===================================================================================================================================
   Total Outgoing Traffic (Million of
    Minutes)                               282.6        317.3        360.5        329.0        352.9        681.8          7.3%
   Total Incoming Traffic (Million of
    Minutes)                               291.3        277.9        294.3        272.0        273.7        545.7          0.6%
===================================================================================================================================
   Average Revenue per User - ARPU (R$)     39.3         38.1         39.5         36.5         35.8         36.1         -1.8%
    Postpaid                                77.3         80.1         85.9         82.8         82.8         82.8          0.1%
    Prepaid                                 20.4         18.4         18.6         16.7         16.2         16.5         -2.8%
===================================================================================================================================
   Service Revenues (R$ millions)
    Monthly Fee                           53,561       58,675       60,747       61,028       60,063      121,091         -1.6%
    Outgoing Traffic                      71,801       81,312       94,145       88,248       91,734      179,982          4.0%
    Incoming Traffic                     107,793      101,674      108,562      104,524      108,421      212,946          3.7%
    Other                                 11,209       10,970       11,755       16,227       17,445       33,672          7.5%
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL                                244,364      252,631      275,209      270,028      277,663      547,691          2.8%
===================================================================================================================================
   Cost of Services (R$ millions)
    Leased lines                           7,293        8,406        7,499        8,411        8,122       16,532         -3.4%
    Interconnection                       34,072       36,533       42,887       40,462       48,146       88,608         19.0%
    Rent and network maintenance           7,826        7,943        8,386        9,550       10,395       19,945          8.9%
    FISTEL and other taxes                10,537       12,238       13,078       12,387       13,005       25,393          5.0%
    Other                                  5,589        6,081        6,379        6,831        3,065        9,896        -55.1%
-------------------------------------------------------------------------------------------------------------------------------
    TOTAL                                 65,317       71,202       78,229       77,641       82,732      160,374          6.6%
===============================================================================================================================
   Chum -Annualized Rate                    29.8%        18.8%        28.8%        27.4%        31.1%        29.3%      3.8p.p.
    Postpaid                                21.4%        22.2%        21.6%        21.9%        23.2%        22.6%      1.3p.p.
    Prepaid                                 34.0%        17.2%        32.1%        29.7%        34.4%        32.0%      4.7p.p.
===================================================================================================================================
   Cost of Acquisition (R$)                  116          130          115           97          114          106          169%
   Retention Costs (% of net serv.
    revenues)                                8.6%         7.9%         9.1%         7.7%         9.3%          8.5      1.6p.p.
   CAPEX (R$ millions)                       12.3         16.0         26.8         23.2         17.6         40.7        -24.2%
===================================================================================================================================
   Number of locations served                331          347          373          373          373          373          0.0%
   Number of cell sites                      735          735          744          743          745          745          0.3%
   Number of switches                         13           13           13           13           13           13          0.0%
===================================================================================================================================
   Headcount                               1,875        1,892        1,982        1,919        1,928        1,928          0.5%
   Estimated Market Share                     61%          60%          58%          56%          53%         53%      -3.0p.p.
===================================================================================================================================






www.telemigholding.com.br
                                                 2nd Quarter 2004 Results - 9/13


                                                       INCOME STATEMENT (BR GAAP)


                                                                                                                        (in R$ 000)
===================================================================================================================================
                                                   2003                               2004
                                                   ----                               ----
                                          2nd          3rd          4th            1st           2nd                       Var. %
                                        Quarter      Quarter      Quarter        Quarter       Quarter          YTD     (2Q04/1Q04)
                                        -------      -------      -------        -------       -------          ---     -----------
Service Revenues - GROSS                 311,777       333,275       363,565       355,606       369,648       725,254         3.9%
Equipment Revenues - GROSS                22,962        30,265        35,972        24,447        35,739        60,186        46.2%
===================================================================================================================================
Total Revenues - GROSS                   334,739       363,540       399,537       380,053       405,387       785,440         6.7%

Taxes                                    (71,813)      (86,480)      (94,814)      (91,094)     (100,543)     (191,637)       10.4%

Service Revenues - NET                   244,364       252,631       275,209       270,029       277,662       547,691         2.8%
Equipment Revenues - NET                  18,562        24,429        29,514        18,930        27,182        46,112        43.6%
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET                     262,926       277,060       304,723       288,959       304,844       593,803         5.5%
===================================================================================================================================
Cost of Services                          65,317        71,202        78,229        77,641        82,733       160,374         6.6%
Cost of Equipment                         23,442        26,019        33,526        21,895        36,384        58,279        66.2%
Selling & Marketing Expenses              35,879        37,619        41,007        33,081        39,637        72,718        19.8%
Bad Debt Expense                           3,115         4,564         1,672         6,231         5,911        12,142        -5.1%
General & Administrative Expenses         13,095        13,747        15,794        15,183        15,292        30,475         0.7%
===================================================================================================================================
EBITDA                                   122,078       123,909       134,495       134,928       124,887       259,815        -7.4%
%                                          50.0%         49.0%         48.9%         50.0%         45.0%         47.4%   -5.0 p.p.
===================================================================================================================================
Depreciation & Amortization               46,439        46,919       127,887        60,695        59,204       119,899        -2.5%
Interest Expense(1)                      102,124        22,133        27,188        23,443        22,179        45,622        -5.4%
Interest Income                          (24,449)      (39,606)      (31,486)      (35,563)      (56,550)      (92,113)       59.0%
Foreign Exchange Loss                    (83,086)        8,856        (5,891)        8,264        37,486        45,750       353.6%
Others                                     4,130         1,688         8,145         3,510         4,480         7,990        27.6%
Income Taxes                              21,290        23,822        (1,646)       32,385        10,931        43,316       -66.2%
Minority Interests                        10,040         9,988         2,162         9,459         7,444        16,903       -21.3%
===================================================================================================================================
Net Income                                45,590        50,109         8,136        32,735        39,713        72,448        21.3%
===================================================================================================================================
Number of shares (thousand)          346,751,938   346,751,938   346,751,938   346,751,938   350,072,111   350,072,111         1.0%
Earnings per thousands shares (R$)         0.131         0.145         0.023         0.094         0.113         0.207        20.2%
Earnings per ADS (R$)                      2.630         2.890         0.469         1.888         2.269         4.139        20.2%
-----------------------------------------------------------------------------------------------------------------------------------
(1) Interest paid: 2Q03-R$21,202 thousand; 3Q03-R$5,231 thousand; 4Q03 R$16,561 thousand; 1Q04-R$7,375 thousand; and,
    2Q04-R$13,854 thousand.






www.telemigholding.com.br
                                                2nd Quarter 2004 Results - 10/13



                                            BALANCE SHEET (BR GAAP)


                                                                                                       (in R$ 000)
===================================================================================================================
                                    2Q04          1Q04                                           2Q04         1Q04
                                    ----          ----                                           ----         ----
Current Assets                                              Current Liabilities
Cash & cash equivalents            914,104       940,982    Loans & Financing                   214,139     204,080
Accounts Receivable                156,661       154,685    Loan Interest                        14,577      13,482
Taxes Receivable                    75,932        82,613    Suppliers                            72,275      66,283
Other Assets                        76,856        59,387    Taxes Payable                        31,400      42,576
                                    ------        ------
                                 1,223,553     1,237,667    Dividends                            15,033      60,321
                                                            Other Current Liabilities            36,291      47,412
                                                                                                -------      ------
                                                                                                383,715      434,15

Long-term Assets                   236,744       227,168
                                                            Loans & Financing                   446,558     499,841
Deferred Assets                          -             -
                                                            Other Long-term Liabilities          47,846      32,917

Plant & Equipment
Cost                             1,469,165     1,452,200    Minority Interest                   117,933     110,489
Accumulated Depreciation          (986,781)     (933,387)
                                   -------       -------
                                   482,384       518,813    Shareholders' Equity                946,630     906,247

===================================================================================================================
                                 1,942,681     1,983,648                                      1,942,681   1,983,648
===================================================================================================================









                             DEBT POSITION (BR GAAP)



                                                       (in R$ 000)
================================================================================
                                         2Q04
                                         ----
                                               Currency
Debt                     R$          USS     Basket Index    Total
----                     --          ---     ------------    -----
Short term             62,698      125,370      26,071      214,139
Long Term              26,124      405,225      15,209      446,558
===================================================================
Total                  88,822      530,595      41,280      660,697
===================================================================




www.telemigholding.com.br
                                                2nd Quarter 2004 Results - 11/13



                                      CASH FLOW (BR GAAP)

                                                                                        (in R$ 000)
====================================================================================================
                                                                                 2Q04         YTD
                                                                                 ----         ---
====================================================================================================
Operating Activities:
====================================================================================================
Net income                                                                       39,713      72,448
Adjustments to reconcile net income (loss) to net cash provided by operating cash activities
Depreciation and amortization                                                    59,204     119,899
Monetary variation and foreign exchange loss (principal)                         51,666      60,990
Unrealized income on hedging operations                                         (22,482)    (21,768)
Deferred income taxes and social charges                                         (3,590)     (7,986)
Minority interest                                                                 7,444      16,903
Other                                                                                44        (898)
Changes in operating assets and liabilities                                      (2,591)      5,630
                                                                                ========    ========
Net cash provided by operating activities                                       129,408     245,218
                                                                                =======     ========
====================================================================================================
Investing Activities:
====================================================================================================
Proceeds from sale of property, plant and equipment                                 320         479
Investment acquisition                                                                -           -
Capital expenditures                                                            (17,562)    (40,728)
                                                                                ========    ========
Net cash used in investing activities                                           (17,242)    (40,249)
====================================================================================================
Financing Activities:
====================================================================================================
New loans                                                                             -     227,053
Amortization of loans                                                           (94,890)   (116,440)
Payment of dividends and interest on capital                                    (44,154)    (44,191)
                                                                                =======     ========
Net cash from (used in) financing activities                                   (139,044)     66,422
====================================================================================================
Net increase (decrease) in cash and cash equivalents                            (26,878)    271,391
====================================================================================================
Cash and cash equivalents, beginning of the period                              940,982     642,713
====================================================================================================
Cash and cash equivalents, end of the period                                    914,104     914,104
====================================================================================================



www.telemigholding.com.br
                                                2nd Quarter 2004 Results - 12/13

                           GLOSSARY OF KEY INDICATORS
--------------------------------------------------------------------------------

I) Average Customers
a) Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                        2

b) Average customers - quarterly and year to date

            Sum of the average customers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

II) Churn Rate (Annualized)
a) Churn % quarterly

         Sum of deactivations / Sum of average monthly opening customers    x 12
                                 for the 3 months
                                 ----------------
                                        3

b) Churn % - year to date

         YTD deactivations / Sum of avg monthly opening customers since     x 12
                               beginning of the year
                               ---------------------
                         Number of months in the period

III) MOU - Minutes of Use (Monthly)
                Number of total billable minutes for the period /
                        Average customers for the period
                        --------------------------------
                        Number of months in the periods

IV) ARPU - Average Revenue per User

       Net service revenues for the period (excluding roaming-in revenues)
       -------------------------------------------------------------------
                        Average customers for the period

V) Customer Acquisition Cost

       (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing), Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
        ----------------------------------------------------------------
                    Number of gross activations in the period

VI) Free Cash Flow
       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*

               - Minority Interests - Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

      Working Capital Variation = ( (DELTA) Current Assets - (DELTA) Cash &
                              Cash Equivalents ) -
           ((DELTA) Current Liabilities - (DELTA) Short Term Loans and
             Financing - (DELTA) Loan Interest - (DELTA) Dividends)
             ------------------------------------------------------

VIII) Interest Coverage Ratio
                Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio
         Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA
               EBITDA = Operational Revenues - Operational Costs -
                        Operational Expenses* - Bad Debt

*Does not include profit sharing.



www.telemigholding.com.br
                                                2nd Quarter 2004 Results - 13/13